Filed by Sensory Science Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934
Subject Company: Sensory Science Corporation
Commission File No. 333-59258

      This filing contains forward-looking statements, usually containing the words “believe,” “expects,” “anticipates,” “potential,” “should,” or “will,” that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts of rival companies; timing of product introductions; ability of contract manufacturers to meet product price objectives and delivery schedules; the ability to obtain stockholder approval for the proposed merger; the ability to close the proposed merger; and the ability to integrate the company and its technology following the merger. For more information on the potential factors that could affect the company’s financial results, please review the company’s filings with the Securities and Exchange Commission, including the company’s annual report on Form 10-K, including exhibit 99.1, the company’s quarterly reports on Form 10-Q, and the company’s other filings with the Securities and Exchange Commission.

      SONICblue has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a definitive proxy statement/prospectus and other relevant documents concerning the proposed merger transaction between Sensory Science Corporation and SONICblue. Investors are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You can obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Sensory Science free of charge by requesting them in writing from Sensory Science Corporation, 7835 East McClain Drive, Scottsdale, AZ 85260-1732, Attention: Corporate Communications Manager, or by telephone at 480/905-9623. You may obtain documents filed with the SEC by SONICblue free of charge by requesting them in writing from SONICblue Incorporated, 2841 Mission College Blvd., Santa Clara, CA 95054, Attention: Investor Relations, or by telephone at 408/588-8086.

      SONICblue and Sensory Science, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Sensory Science in connection with the merger. Information about the directors and executive officers of Sensory Science and their ownership of Sensory Science stock is set forth in the proxy statement for Sensory Science’s 2000 Annual Meeting of Stockholders. Information about the directors and executive officers of SONICblue is set forth in the Registration Statement on Form S-4. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus.

* * *

THE COMMUNICATION FILED HEREWITH IS LETTERS
THAT SENSORY SCIENCE CORPORATION INTENDS
TO MAIL TO CERTAIN STOCKHOLDERS ON OR ABOUT JUNE 15, 2001

[LOGO]

June 15, 2001

MERGER PROPOSED —YOUR VOTE IS VERY IMPORTANT

Dear Sensory Science Stockholders:

WE NEED YOUR SUPPORT! You have previously received proxy materials in connection with the Special Meeting of Stockholders of Sensory Science Corp. (formerly Go-Video Inc.) to be held on Wednesday, June 27, 2001.

According to our latest records, your PROXY VOTE for this meeting HAS NOT BEEN RECEIVED.

At this Stockholders meeting you are being asked to approve the merger of Sensory Science Corporation with and into a subsidiary of SONICblue Incorporated. Your board of directors recommends that you vote in favor of the merger.

Sensory Science’s board believes that the merger represents the only currently available transaction which will provide Sensory Science the cash necessary to enable it to fund its ongoing operations, to avoid foreclosure on its assets by existing creditors and to provide a reasonable opportunity to enable it to achieve its strategic objectives. The proxy statement that you received contains more information regarding these and other reasons for the merger.

Approval of the merger requires an affirmative vote from more than 50% of the total outstanding shares. If you do not vote, it is the equivalent of voting against the merger.

How To Vote Your Shares:

Call the toll-free telephone number on the voting form included in this package. This call will not cost you anything. Using your 12-digit control number located on the voting form, cast your ballot.

Vote over the Internet at www.proxyvoting.com/sensoryscience using the 12-digit control number located on the voting form.

You may also sign the voting form and mail it back at least several days in advance of the June 27 meeting date to allow the postal service to deliver it in time.

Thank you for your support.

Sincerely,

Roger B. Hackett, Chairman of the Board and Chief Executive Officer

[LOGO]

June 15, 2001

MERGER PROPOSED —YOUR VOTE IS VERY IMPORTANT

Dear Sensory Science Stockholders:

WE NEED YOUR SUPPORT! You have previously received proxy materials in connection with the Special Meeting of Stockholders of Sensory Science Corp. (formerly Go-Video Inc.) to be held on Wednesday, June 27, 2001.

According to our latest records, your PROXY VOTE for this meeting HAS NOT BEEN RECEIVED.

At this Stockholders meeting you are being asked to approve the merger of Sensory Science Corporation with and into a subsidiary of SONICblue Incorporated. Your board of directors recommends that you vote in favor of the merger.

Sensory Science’s board believes that the merger represents the only currently available transaction which will provide Sensory Science the cash necessary to enable it to fund its ongoing operations, to avoid foreclosure on its assets by existing creditors and to provide a reasonable opportunity to enable it to achieve its strategic objectives. The proxy statement that you received contains more information regarding these and other reasons for the merger.

Approval of the merger requires an affirmative vote from more than 50% of the total outstanding shares. If you do not vote, it is the equivalent of voting against the merger. Remember, your broker cannot vote your shares unless you instruct him or her to do so by executing the enclosed proxy.

How To Vote Your Shares:

Call the toll-free telephone number on the voting form included in this package. This call will not cost you anything. Using your 12-digit control number located on the voting form, cast your ballot.

Vote over the Internet at www.proxyvote.com using the 12-digit control number located on the voting form.

You may also sign the voting form and mail it back at least several days in advance of the June 27 meeting date to allow the postal service to deliver it in time.

Thank you for your support.

Sincerely,

Roger B. Hackett, Chairman of the Board and Chief Executive Officer

Please read the proxy statement regarding the merger. You should have already received a copy of the proxy statement in the mail. A free copy of the proxy statement can also be obtained at the SEC’s web site at www.sec.gov or by contacting Sensory Science at (480) 905-9623.